Exhibit 99.1

TASEKO REPORTS An 85% INCREASE IN

ADJUSTED EBITDA* FOR 2021

This release should be read with the Company’s Financial Statements and Management Discussion & Analysis ("MD&A"), available at www.tasekomines.com and filed on www.sedar.com. Except where otherwise noted, all currency amounts are stated in Canadian dollars. Taseko’s 75% owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. Production and sales volumes stated in this release are on a 100% basis unless otherwise indicated.

February 22, 2022, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) ("Taseko" or the "Company") reports Adjusted EBITDA* of $201 million for the full-year 2021, an 85% increase over 2020. Revenues for the year were $433 million and Adjusted net income* for the year was $45 million, or $0.16 per share. In the fourth quarter 2021, Taseko generated Adjusted EBITDA* of $53 million, $103 million of Revenue and Adjusted net income* of $13 million, or $0.05 per share.

Stuart McDonald, President and CEO of Taseko, stated, “Realized copper sales of 105 million pounds for the year, buoyed by a strong average copper price of over US$4.20 per pound, generated the best financial results in our Company’s history. This was accomplished despite the lagging copper sales in the fourth quarter as a result of major disruption to transportation infrastructure in southern BC from severe rainstorms in November, which limited our ability to ship copper concentrate and realize sales.”

“At Florence Copper, based on our ongoing dialogue with the US Environmental Protection Agency, we continue to expect the draft Underground Injection Control (“UIC”) permit to be publicly issued very soon, and then a 45-day public comment period will commence. The UIC is the final permit needed to construct and operate the commercial production facility, which will be a major new source of low-carbon copper supply for the US market. The detailed engineering program for the commercial facility is complete and we’re well advanced with procurement of key, long-lead items, which will ensure a rapid and smooth transition into construction.”

Mr. McDonald added, “Operationally, Gibraltar production in the fourth quarter was impacted by lower grades and recoveries due to severe winter weather as well as oxidization and pyrite content in the upper benches of the Gibraltar pit. Mill operations are being optimized for the new mineralization, and ore quality will improve as mining progresses deeper into the Gibraltar pit this year. For 2022, we expect copper production of 115 million pounds (+/- 5%), with production weighted to the back half of the year and the first quarter being the lowest production quarter, similar to 2021. Next year, mining operations will transition to higher grade zones, and copper production is planned to trend back toward the life of mine average of 130 million pounds. A new Gibraltar reserve update is expected to be completed in the second quarter.”

Mr. McDonald concluded, “Our balance sheet remains healthy with nearly $300 million of available liquidity, including cash on hand and the new US$50 million credit facility that was closed in October. In addition, we recently took advantage of a strengthened copper price to extend our price protection strategy - we now have more than 90% of our 2022 production secured at a minimum price of US$4.00 per pound. With our strong financial position and robust copper markets, its ideal timing to be advancing our Florence Copper project to commercial production.”

*Non-GAAP performance measure. See end of news release

2021 Annual Review

•	Earnings from mining operations before depletion and amortization* was $230.4 million, Adjusted EBITDA* was $200.7 million, and cash flows from operations was $174.8 million;
•	Adjusted net income* was $44.7 million ($0.16 per share) and GAAP Net income was $36.5 million ($0.13 per share) for the year;
•	Total operating costs (C1)* for the year were US$1.90 per pound produced;
•	The Gibraltar mine produced 112.3 million pounds of copper and 2.0 million pounds of molybdenum in 2021. Copper recoveries were 82.4% and copper head grades were 0.23%;
•	Gibraltar sold 104.9 million pounds of copper for the year (100% basis) which contributed to record revenue for Taseko of $433.3 million and an increase of 26% over 2020. Average realized copper prices were US$4.31 per pound for year, compared to the LME average price of US$4.23 per pound;
•	The Company has approximately $300 million of available liquidity at December 31, 2021, including a cash balance of $237 million and a new US$50 million revolving credit facility with National Bank of Canada which closed in early October;
•	Development costs incurred for Florence Copper were $57.9 million in the year and included, detailed engineering and design of the commercial facility, initial deposits for major processing equipment for the SX/EW plant and ongoing site operating costs. These activities will allow the Florence project team to efficiently advance into construction upon receipt of the Underground Injection Control (“UIC”) permit; and
•	In December 2021, the Company completed its review of the draft UIC permit and no significant issues were identified. The EPA continues to advance their review process and the public comment period on the draft UIC permit is expected to commence shortly after the draft UIC permit is publicly issued.

Fourth Quarter Review

•	Fourth quarter earnings from mining operations before depletion and amortization* was $61.9 million, Adjusted EBITDA* was $53.0 million, Adjusted net income* was $13.3 million ($0.05 per share) and GAAP Net income was $11.8 million ($0.04 per share);
•	Total operating costs (C1)* for the quarter were US$1.94 per pound produced;
•	The Gibraltar mine produced 28.8 million pounds of copper and 450 thousand pounds of molybdenum in the fourth quarter. Copper recoveries were 80.4% and copper head grades were 0.24%;

*Non-GAAP performance measure. See end of news release

•	Gibraltar sold 23.8 million pounds of copper in the quarter (100% basis). Due to extreme flooding in southwest British Columbia in November which washed out highways and rail infrastructure, transportation options were impacted which resulted in a build-up of copper concentrate inventory to 9.9 million pounds at year end. Concentrate inventory should return to more normal levels by the end of the first quarter of 2022;
•	Average realized copper prices were US$4.37 per pound in the quarter, which contributed $103.0 million of revenue for Taseko;
•	Cashflow from operations was $37.2 million which was impacted by $20.5 million in non-cash working capital attributed to the higher year-end inventory. Capital expenditures of $35.2 million included Florence spend of $14.8 million in the quarter;
•	The Company has recently extended its copper price protection and now has more than 90% of its attributable production secured for 2022 year at a minimum copper price of US$4.00 per pound. Fourth quarter Adjusted net income and Adjusted EBITDA were impacted by a $6.4 million realized derivative loss ($0.02 per share) related to copper put options that expired in the quarter; and
•	In November 2021, Gibraltar’s unionized workforce ratified a new, long-term collective bargaining agreement which will be in place until May 31, 2024.

HIGHLIGHTS

Operating Data (Gibraltar - 100% basis)	Three months ended December 31,			Year ended December 31,
	2021	2020	Change	2021	2020	Change
Tons mined (millions)	23.3	26.4	(3.1)	105.4	98.7	6.7
Tons milled (millions)	7.4	7.5	(0.1)	29.2	30.1	(0.9)
Production (million pounds Cu)	28.8	25.0	3.8	112.3	123.0	(10.7)
Sales (million pounds Cu)	23.8	25.0	(1.2)	104.9	124.0	(19.1)

Financial Data	Three months ended December 31,			Year ended December 31,
(Cdn$ in thousands, except for per share amounts)	2021	2020	Change	2021	2020	Change
Revenues	102,972	87,398	15,574	433,278	343,267	90,011
Earnings from mining operations before depletion and amortization*	61,916	27,062	34,854	230,392	119,026	111,366
Cash flows provided by operations	37,231	20,424	16,807	174,769	106,195	68,574
Adjusted EBITDA*	52,988	20,478	32,510	200,733	108,229	92,504
Adjusted net income (loss)*	13,312	(7,473)	20,785	44,745	(26,539)	71,284
Per share - basic (“Adjusted EPS”)*	0.05	(0.03)	0.08	0.16	(0.11)	0.27
Net income (loss) (GAAP)	11,762	5,694	6,068	36,472	(23,524)	59,996
Per share - basic (“EPS”)	0.04	0.02	0.02	0.13	(0.09)	0.22

*Non-GAAP performance measure. See end of news release

REVIEW OF OPERATIONS

Gibraltar mine (75% Owned)

Operating data (100% basis)	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	YE 2021	YE 2020
Tons mined (millions)	23.3	25.2	24.9	32.0	26.4	105.4	98.7
Tons milled (millions)	7.4	7.4	7.2	7.2	7.5	29.2	30.1
Strip ratio	2.2	1.3	2.3	6.0	1.9	2.5	2.0
Site operating cost per ton milled (Cdn$)*	$9.94	$8.99	$9.16	$8.73	$11.67	$9.21	$9.59
Copper concentrate
Head grade (%)	0.24	0.28	0.22	0.19	0.20	0.23	0.24
Copper recovery (%)	80.4	84.2	83.3	81.5	83.3	82.4	84.3
Production (million pounds Cu)	28.8	34.5	26.8	22.2	25.0	112.3	123.0
Sales (million pounds Cu)	23.8	32.4	26.7	22.0	25.0	104.9	124.0
Inventory (million pounds Cu)	9.9	4.9	3.5	3.6	3.4	9.9	3.4
Molybdenum concentrate
Production (thousand pounds Mo)	450	571	402	530	549	1,954	2,269
Sales (thousand pounds Mo)	491	502	455	552	487	2,000	2,239
Per unit data (US$ per pound produced)*
Site operating costs*	$2.02	$1.53	$2.02	$2.23	$2.67	$1.91	$1.75
By-product credits*	(0.30)	(0.25)	(0.25)	(0.27)	(0.14)	(0.27)	(0.13)
Site operating costs, net of by-product credits*	$1.72	$1.28	$1.77	$1.96	$2.53	$1.64	$1.62
Off-property costs	0.22	0.29	0.25	0.27	0.29	0.26	0.30
Total operating costs (C1)*	$1.94	$1.57	$2.02	$2.23	$2.82	$1.90	$1.92

Full Year Results

Gibraltar produced 112.3 million pounds of copper in 2021 compared to 123.0 million in 2020. Copper grade for the year averaged 0.23% copper, compared to 0.24% in 2020. Copper recoveries for 2021 was 82.4%, compared to 84.3% in 2020.

A total of 105.4 million tons were mined in the year in line with the mine plan and a 7% increase over the prior year period. The strip ratio increased primarily as a result of the waste mining transitioning into the Pollyanna pit in the first quarter of 2021 and lower mining rates in 2020 in response to the onset of COVID-19. Pollyanna ore was the primary mill feed in 2021, and waste stripping activities began in the Gibraltar pit in 2021 with first ore being mined in the fourth quarter.

Total site spending (including capitalized stripping of $59.9 million on a 75% basis) was 9% higher than the prior year due to higher mining rates in 2021. Sustaining capital expenditures at Gibraltar (75% basis) were $27.9 million for the year, compared to $20.3 million for the prior year due to greater scheduled component replacements in 2021 for the mining fleet.

*Non-GAAP performance measure. See end of news release

REVIEW OF OPERATIONS - CONTINUED

Molybdenum production was 2.0 million pounds in the year compared to 2.3 million pounds in the prior year. Molybdenum prices also strengthened in 2021 with an average molybdenum price of US$15.94 per pound, an increase of 84% compared to the 2020 average price of US$8.68 per pound. By-product credits per pound of copper produced was US$0.27 in the year compared to US$0.13 in the prior year.

Off-property costs per pound produced* were US$0.26 for the year, which is US$0.04 lower than the prior year, as the Company benefited by a 4% reduction in the benchmark treatment and refining charges (“TCRC”) in 2021 and realized lower TCRCs for spot tenders that were delivered at some of the lowest levels ever seen by the Gibraltar mine due to tight copper market conditions.

Total operating costs per pound produced (C1)* were US$1.90 for the year, a slight decrease compared to the prior year. The decrease in the C1* costs was primarily due to the higher by-product credits and lower off-property costs, partially offset by the increase in site costs and the impact of decreased copper production.

Fourth Quarter Results

Copper production in the fourth quarter was 28.8 million pounds and was impacted by lower grades and recoveries from ore mined in the upper benches of the Gibraltar pit. Increased oxidization and pyrite content in this ore has resulted in lower recoveries which management believes is a short-term issue that will be resolved. Ore quality is expected to improve as mining progresses deeper into the Gibraltar pit. In December, heavy snowfall and temperatures as low as minus 35 degrees Celsius also impacted mine equipment and mill availabilities, resulting in decreased mill throughput and a need to draw ore from lower grade stockpiles.

The Company realized 23.8 million pounds of copper sales in the fourth quarter which was lower than copper production of 28.8 million pounds. Major disruption to the highway and rail infrastructure in southwest British Columbia from severe rainstorms and flooding in November prevented significant production from being delivered to the port for shipping. Copper concentrate inventories ended the year at 9.9 million pounds.

A total of 23.3 million tons were mined in the fourth quarter. The strip ratio increased over the prior quarter due to mining activities transitioning into the higher strip ratio Gibraltar pit. The mill feed in the fourth quarter came primarily from Pollyanna but also included ore from the Gibraltar pit.

Total site spending (including capitalized stripping of $12.7 million on a 75% basis) was 7% higher than the prior quarter and included retroactive payments from the newly ratified collective bargaining agreement. Sustaining capital expenditures at Gibraltar of $6.5 million on a 75% basis included component replacements for the mining fleet, including scheduled work on the shovels.

Molybdenum production was 450 thousand pounds in the fourth quarter and at an average molybdenum price of US$18.89 per pound, generated a notable by-product credit per pound of copper produced of US$0.30 in the fourth quarter.

*Non-GAAP performance measure. See end of news release

REVIEW OF OPERATIONS - CONTINUED

Off-property costs per pound produced* were US$0.22 for the fourth quarter which benefitted from lower copper pounds sold. The Company also realized lower TCRC in the fourth quarter as two spot tenders were delivered at much lower TCRC rates than the annual benchmark rate, which reflects the tight physical market for copper concentrate from overseas smelters.

Total operating costs per pound produced (C1)* were US$1.94 for the quarter and increased due to the decreased copper production and higher site costs in the fourth quarter compared to the third quarter.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE

Nothing is more important to Taseko than the safety, health and well-being of our workers and their families. Taseko places a high priority on the continuous improvement of performance in the areas of employee health and safety at the workplace and protection of the environment.

In April 2021, Taseko published its second Environmental, Social, and Governance (“ESG”) report, which includes an examination of the Company’s sustainability performance for 2020. The report is available on the Company’s website at www.tasekomines.com/esg.

In this report, Taseko has reported Scope 1 and 2 greenhouse gas emissions for the Gibraltar mine which show that the mine ranks in the first quartile of all copper mines globally. When commercial operations at Florence Copper commences, the Company’s combined greenhouse gas emissions intensity will drop even lower, to an estimated 1.53 tonnes of CO2 per tonne of copper equivalent, based on an independent analysis by Skarn Associates.

Gibraltar’s 2021 ESG report will be published in the second quarter of 2022.

GIBRALTAR OUTLOOK

Gibraltar is expected to produce 115 million pounds (+/- 5%) of copper in 2022 on a 100% basis, with production weighted to the back half of the year and the first quarter being the lowest production quarter, similar to 2021. The expected sales of excess copper concentrate inventory carried over from 2021 will bolster earnings in the first quarter of 2022.

Strong metal prices and US dollar combined with our copper hedge protection continues to provide tailwinds for a strong financial performance and operating margins at the Gibraltar mine over the coming year. Copper prices in 2021 averaged US$4.23 per pound and are currently around US[$4.50] and molybdenum prices are currently US$18.78 per pound, 18% higher than the average price in 2021.

The copper price outlook for 2022 remains quite favorable with limited exchange inventories and ongoing supply constraints failing to keep up to demand. Many governments are focusing on increased infrastructure investment to stimulate economic recovery after the pandemic, including green initiatives, which will require new primary supplies of copper. Although some analysts predict a balanced copper market by 2023 based on known projects currently under development, most industry analysts are projecting ongoing supply constraints and deficits, which should support higher copper prices in the years to come.

*Non-GAAP performance measure. See end of news release

GIBRALTAR OUTLOOK - CONTINUED

The Company has a long track record of purchasing copper price options to manage copper price volatility. This strategy provides security over the Company’s cash flow as it prepares for construction of Florence Copper while providing significant upside should copper prices continue at these levels or increase further. In particular, the Company has secured more than 90% of attributable production with copper collars which protect a minimum copper price of US$4.00 per pound for 2022.

FLORENCE COPPER

The commercial production facility at Florence Copper will be one of the greenest sources of copper for US domestic consumption, with carbon emissions, water and energy consumption all dramatically lower than a conventional mine. It is a low-cost copper project with an annual production capacity of 85 million pounds of copper over a 21-year mine life. With the expected C1* operating cost of US$1.10 per pound, Florence Copper will be in the lowest quartile of the global copper cost curve and will have one of the smallest environmental footprints of any copper mine in the world.

The Company has successfully operated a Production Test Facility (“PTF”) since 2018 at Florence to demonstrate that the in-situ copper recovery (“ISCR”) process can produce high quality cathode while operating within permit conditions.

The next phase of Florence Copper will be the construction and operation of the commercial ISCR facility with an estimated capital cost of US$230 million (including reclamation bonding and working capital) based on the Company’s published 2017 NI 43-101 technical report. At a conservative copper price of US$3.00 per pound, Florence Copper is expected to generate an after-tax internal rate of return of 37%, an after-tax net present value of US$680 million at a 7.5% discount rate, and an after-tax payback period of 2.5 years.

In December 2020, the Company received the Aquifer Protection Permit (“APP”) from the Arizona Department of Environmental Quality (“ADEQ”). During the APP process, Florence Copper received strong support from local community members, business owners and elected officials. The other required permit is the UIC permit from the U.S. Environmental Protection Agency (“EPA”), which is the final permitting step required prior to construction of the commercial ISCR facility. On November 22, 2021, the EPA provided the Company with an initial draft of the UIC permit. Taseko’s project technical team completed its review of the draft UIC permit in early December 2021 and no significant issues were identified. Based on ongoing dialogue with the EPA, the Company continues to expect the draft UIC permit to be publicly issued very soon, and then a 45-day public comment period will commence.

Detailed engineering and design for the commercial production facility is complete and procurement activities are well advanced with the Company making initial deposits and awarding the key contract for the major processing equipment associated with the SX/EW plant in 2021. The Company incurred $58 million of costs for Florence in 2021 including for the commercial facility activities and also had outstanding purchase commitments of $38 million as at December 31, 2021 to be incurred in 2022. Deploying this strategic capital and awarding key contracts will assist with protecting the project execution plan, mitigating inflation risk and the potential impact of supply chain disruptions and ensure a smooth transition into construction once the final UIC permit is received.

At current copper prices, the Company expects to be able to fund construction of the commercial facility from its existing sources of liquidity and cashflows from Gibraltar.

LONG-TERM GROWTH STRATEGY

Taseko’s strategy has been to grow the Company by acquiring and developing a pipeline of complementary projects focused on copper in stable mining jurisdictions. We continue to believe this will generate long-term returns for shareholders. Our other development projects are located in British Columbia.

Yellowhead Copper Project

Yellowhead Mining Inc. (“Yellowhead”) has an 817 million tonnes reserve and a 25-year mine life with a pre-tax net present value of $1.3 billion at an 8% discount rate using a US$3.10 per pound copper price based on the Company’s 2020 NI 43-101 technical report. Capital costs of the project are estimated at $1.3 billion over a 2-year construction period. Over the first 5 years of operation, the copper equivalent grade will average 0.35% producing an average of 200 million pounds of copper per year at an average C1* cost, net of by-product credit, of US$1.67 per pound of copper. The Yellowhead copper project contains valuable precious metal by-products with 440,000 ounces of gold and 19 million ounces of silver with a life of mine value of over $1 billion at current prices.

The Company is focusing its current efforts on advancing into the environmental assessment process and is undertaking some additional engineering work in conjunction with ongoing engagement with local communities including First Nations. The Company is also collecting baseline data and modeling which will be used to support the environmental assessment and permitting of the project.

New Prosperity Gold-Copper Project

In late 2019, the Tŝilhqot’in Nation, as represented by Tŝilhqot’in National Government, and Taseko entered into a confidential dialogue, with the involvement of the Province of British Columbia, to try to obtain a long-term resolution to the conflict regarding Taseko’s proposed gold-copper mine currently known as New Prosperity, acknowledging Taseko’s commercial interests and the Tŝilhqot’in Nation’s opposition to the project.

The dialogue was supported by the parties’ agreement on December 7, 2019 to a one-year standstill on certain outstanding litigation and regulatory matters that relate to Taseko’s tenures and the area in the vicinity of Teẑtan Biny (Fish Lake). The standstill was extended on December 4, 2020, to continue what was a constructive dialogue that had been delayed by the COVID-19 pandemic. The dialogue is not complete but it remains constructive, and the parties have therefore agreed to extend the standstill for a further year so that they and the Province of British Columbia can continue to pursue a long-term and mutually acceptable resolution of the conflict.

Aley Niobium Project

Environmental monitoring and product marketing initiatives on the Aley niobium project continue. The converter pilot test is ongoing and is providing additional process data to support the design of the commercial process facilities and will provide final product samples for marketing purposes.

The Company will host a telephone conference call and live webcast on Wednesday, February 23, 2022 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific, 4:00 p.m. GMT) to discuss these results. After opening remarks by management, there will be a question and answer session open to analysts and investors.

The conference call may be accessed by dialing 416-764-8688 in Canada, 888-390-0546 in the United States, 08006522435 in the United Kingdom, or online at tasekomines.com/investors/events.

The conference call will be archived for later playback until March 9, 2022 and can be accessed by dialing 416-764-8677 Canada, 1-888-390-0541 in the United States, or online at tasekomines.com/investors/events and using the passcode 510013#.

For further information on Taseko, please see the Company's website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations – 778-373-4554, toll free 1-800-667-2114

Stuart McDonald

President & CEO

No regulatory authority has approved or disapproved of the information in this news release.

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs and insurance recoverable. Site operating costs are calculated by removing net changes in inventory, depletion and amortization, insurance recoverable, and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by subtracting by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum (net of treatment costs) and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

(Cdn$ in thousands, unless otherwise indicated) – 75% basis	2021 Q4	2021 Q3	2021 Q2	2021 Q1	2021 YE
Cost of sales	57,258	65,893	74,056	72,266	269,473
Less:
Depletion and amortization	(16,202)	(17,011)	(17,536)	(15,838)	(66,587)
Net change in inventories of finished goods	13,497	762	(4,723)	2,259	11,795
Net change in inventories of ore stockpiles	4,804	6,291	2,259	(8,226)	5,128
Transportation costs	(4,436)	(5,801)	(4,303)	(3,305)	(17,845)
Site operating costs	54,921	50,134	49,753	47,156	201,964
Less by-product credits:
Molybdenum, net of treatment costs	(7,755)	(8,574)	(6,138)	(5,604)	(28,071)
Silver, excluding amortization of deferred revenue	(330)	300	64	(238)	(204)
Site operating costs, net of by-product credits	46,836	41,860	43,679	41,314	173,689
Total copper produced (thousand pounds)	21,590	25,891	20,082	16,684	84,247
Total costs per pound produced	2.17	1.62	2.18	2.48	2.06
Average exchange rate for the period (CAD/USD)	1.26	1.26	1.23	1.27	1.25
Site operating costs, net of by-product credits (US$ per pound)	1.72	1.28	1.77	1.96	1.64
Site operating costs, net of by-product credits	46,836	41,860	43,679	41,314	173,689
Add off-property costs:
Treatment and refining costs	1,480	3,643	1,879	2,414	9,416
Transportation costs	4,436	5,801	4,303	3,305	17,845
Total operating costs	52,752	51,304	49,861	47,033	200,950
Total operating costs (C1) (US$ per pound)	1.94	1.57	2.02	2.23	1.90

NON-GAAP PERFORMANCE MEASURES - CONTINUED

(Cdn$ in thousands, unless otherwise indicated) – 75% basis	2020 Q4	2020 Q3	2020 Q2	2020 Q1	2020 YE
Cost of sales	79,083	75,969	81,181	83,309	319,542
Less:
Depletion and amortization	(18,747)	(23,894)	(25,512)	(27,148)	(95,301)
Net change in inventories of finished goods	2,087	1,415	(5,753)	1,302	(949)
Net change in inventories of ore stockpiles	6,632	4,186	(50)	603	11,371
Transportation costs	(3,768)	(4,127)	(5,834)	(4,519)	(18,248)
Site operating costs	65,287	53,549	44,032	53,547	216,425
Less by-product credits:
Molybdenum, net of treatment costs	(3,649)	(4,109)	(4,252)	(3,231)	(15,241)
Silver, excluding amortization of deferred revenue	133	(54)	(28)	(354)	(303)
Site operating costs, net of by-product credits	61,771	49,386	39,752	49,962	200,871
Total copper produced (thousand pounds)	18,725	21,658	27,576	24,318	92,277
Total costs per pound produced	3.30	2.28	1.44	2.05	2.18
Average exchange rate for the period (CAD/USD)	1.30	1.33	1.39	1.34	1.34
Site operating costs, net of by-product credits (US$ per pound)	2.53	1.71	1.04	1.53	1.62
Site operating costs, net of by-product credits	61,771	49,386	39,752	49,962	200,871
Add off-property costs:
Treatment and refining costs	3,284	4,254	5,676	4,956	18,170
Transportation costs	3,768	4,127	5,834	4,519	18,248
Total operating costs	68,823	57,767	51,262	59,437	237,289
Total operating costs (C1) (US$ per pound)	2.82	2.00	1.34	1.82	1.92

Adjusted net income (loss)

Adjusted net income (loss) removes the effect of the following transactions from net income as reported under IFRS:

•	Unrealized foreign currency gains/losses;
•	Unrealized gain/loss on derivatives; and
•	Loss on settlement of long-term debt and call premium, including realized foreign exchange gains.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

NON-GAAP PERFORMANCE MEASURES - CONTINUED

(Cdn$ in thousands, except per share amounts)	2021 Q4	2021 Q3	2021 Q2	2021 Q1	2021 YE
Net income (loss)	11,762	22,485	13,442	(11,217)	36,472
Unrealized foreign exchange (gain) loss	(1,817)	9,511	(3,764)	8,798	12,728
Realized foreign exchange gain on settlement of long- term debt	-	-	-	(13,000)	(13,000)
Loss on settlement of long-term debt	-	-	-	5,798	5,798
Call premium on settlement of long-term debt	-	-	-	6,941	6,941
Unrealized (gain) loss on derivatives	4,612	(6,817)	370	802	(1,033)
Estimated tax effect of adjustments	(1,245)	1,841	(100)	(3,651)	(3,161)
Adjusted net income (loss)	13,312	27,020	9,948	(5,535)	44,745
Adjusted EPS	0.05	0.10	0.04	(0.02)	0.16

(Cdn$ in thousands, except per share amounts)	2020 Q4	2020 Q3	2020 Q2	2020 Q1	2020 YE
Net income (loss)	5,694	987	18,745	(48,950)	(23,524)
Unrealized foreign exchange (gain) loss	(13,595)	(7,512)	(12,985)	29,747	(4,345)
Unrealized (gain) loss on derivatives	586	1,056	3,528	(3,348)	1,822
Estimated tax effect of adjustments	(158)	(285)	(953)	904	(492)
Adjusted net income (loss)	(7,473)	(5,754)	8,335	(21,647)	(26,539)
Adjusted EPS	(0.03)	(0.02)	0.03	(0.09)	(0.11)

Adjusted EBITDA

Adjusted EBITDA is presented as a supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results. Issuers of “high yield” securities also present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations.

Adjusted EBITDA represents net income before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance. Certain items of expense are added and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company’s underlying operating results for the reporting periods presented or for future operating performance and consist of:

•	Unrealized foreign exchange gains/losses;
•	Unrealized gain/loss on derivatives;
•	Loss on settlement of long term debt (included in finance expenses) and call premium;
•	Realized foreign exchange gain on settlement of long-term debt; and
•	Amortization of share-based compensation expense.

NON-GAAP PERFORMANCE MEASURES - CONTINUED

(Cdn$ in thousands)	2021 Q4	2021 Q3	2021 Q2	2021 Q1	2021 YE
Net income (loss)	11,762	22,485	13,442	(11,217)	36,472
Add:
Depletion and amortization	16,202	17,011	17,536	15,838	66,587
Finance expense (includes loss on settlement of long- term debt and call premium)	12,072	11,875	11,649	23,958	59,554
Finance income	(218)	(201)	(184)	(75)	(678)
Income tax (recovery) expense	9,300	22,310	7,033	(4,302)	34,341
Unrealized foreign exchange (gain) loss	(1,817)	9,511	(3,764)	8,798	12,728
Realized foreign exchange gain on settlement of long- term debt	-	-	-	(13,000)	(13,000)
Unrealized (gain) loss on derivatives	4,612	(6,817)	370	802	(1,033)
Amortization of share-based compensation expense	1,075	117	1,650	2,920	5,762
Adjusted EBITDA	52,988	76,291	47,732	23,722	200,733

(Cdn$ in thousands)	2020 Q4	2020 Q3	2020 Q2	2020 Q1	2020 YE
Net income (loss)	5,694	987	18,745	(48,950)	(23,524)
Add:
Depletion and amortization	18,747	23,894	25,512	27,148	95,301
Finance expense	10,575	11,203	10,461	10,771	43,010
Finance income	(47)	(4)	(48)	(150)	(249)
Income tax (recovery) expense	(2,724)	(580)	4,326	(10,118)	(9,096)
Unrealized foreign exchange (gain) loss	(13,595)	(7,512)	(12,985)	29,747	(4,345)
Unrealized (gain) loss on derivatives	586	1,056	3,528	(3,348)	1,822
Amortization of share-based compensation expense	1,242	2,501	1,321	246	5,310
Adjusted EBITDA	20,478	31,545	50,860	5,346	108,229

NON-GAAP PERFORMANCE MEASURES - CONTINUED

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company’s operations and financial position and it is meant to provide further information about the financial results to investors.

(Cdn$ in thousands)	2021 Q4	2021 Q3	2021 Q2	2021 Q1	2021 YE
Earnings from mining operations	45,714	66,670	36,946	14,475	163,805
Add:
Depletion and amortization	16,202	17,011	17,536	15,838	66,587
Earnings from mining operations before depletion and amortization	61,916	83,681	54,482	30,313	230,392

(Cdn$ in thousands)	2020 Q4	2020 Q3	2020 Q2	2020 Q1	2020 YE
Earnings (loss) from mining operations	8,315	11,811	24,824	(21,225)	23,725
Add:
Depletion and amortization	18,747	23,894	25,512	27,148	95,301
Earnings from mining operations before depletion and amortization	27,062	35,705	50,336	5,923	119,026

Site operating costs per ton milled

(Cdn$ in thousands, except per ton milled amounts)	2021 Q4	2021 Q3	2021 Q2	2021 Q1	2021 YE
Site operating costs (included in cost of sales)	54,921	50,134	49,753	47,156	201,964
Tons milled (thousands) (75% basis)	5,523	5,576	5,429	5,402	21,930
Site operating costs per ton milled	$9.94	$8.99	$9.16	$8.73	$9.21

(Cdn$ in thousands, except per ton milled amounts)	2020 Q4	2020 Q3	2020 Q2	2020 Q1	2020 YE
Site operating costs (included in cost of sales)	65,287	53,549	44,032	53,547	216,415
Tons milled (thousands) (75% basis)	5,594	5,595	5,748	5,622	22,559
Site operating costs per ton milled	$11.67	$9.57	$7.66	$9.52	$9.59

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

•	uncertainties about the effect of COVID-19 and the response of local, provincial, federal and international governments to the threat of COVID-19 on our operations (including our suppliers, customers, supply chain, employees and contractors) and economic conditions generally and in particular with respect to the demand for copper and other metals we produce;
•	uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
•	uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•	uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
•	changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
•	the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
•	the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
•	the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
•	environmental issues and liabilities associated with mining including processing and stock piling ore; and
•	labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.